# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELA Bio, Inc., CIK 0001561921
CUSIP: 872381108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 11/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-245498
Filed by CIK 0001746777

## Reporting persons
- EW HEALTHCARE PARTNERS FUND 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,031,617; shared voting power 0; sole dispositive power 3,031,617; shared dispositive power 0; aggregate amount beneficially owned 3,031,617 (6.81% of the class)
- EW HEALTHCARE PARTNERS FUND 2-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,683,092; shared voting power 0; sole dispositive power 4,683,092; shared dispositive power 0; aggregate amount beneficially owned 4,683,092 (10.52% of the class)
- EW Healthcare Partners Fund 2 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,714,709; shared voting power 0; sole dispositive power 7,714,709; shared dispositive power 0; aggregate amount beneficially owned 7,714,709 (17.32% of the class)
- EW Healthcare Partners Fund 2-UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,714,709; shared voting power 0; sole dispositive power 7,714,709; shared dispositive power 0; aggregate amount beneficially owned 7,714,709 (17.32% of the class)

## Item 1. Issuer
Name of issuer: TELA Bio, Inc.
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania, 19355

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is being filed jointly by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership ("EWHP2"), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership ("EWHP2-A"), EW Healthcare Partners Fund 2-GP, L.P., a Delaware limited partnership ("EWHP2 GP"), and EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company ("EWHP2 General Partner" and collectively with EWHP2, EWHP2-A and EWHP2 GP, the "Reporting Persons"), and relates to shares of common stock, par value $0.001 per share ("Common Stock"), of TELA Bio, Inc. (the "Issuer").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.
Citizenship: Each of EWHP2, EWHP2-A, and EWHP2 GP is a Delaware limited partnership. EWHP2 General Partner is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The managers of EWHP2 General Partner are Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Percent of class:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The percentages set forth herein are calculated based on an aggregate 44,530,535 shares of Common Stock outstanding as of November 17, 2025, which is based on (i) 40,341,535 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report for the quarter ended September 30, 2025, filed with the U.S. Securities and Exchange Commission on November 14, 2025, and (ii) 4,189,000 shares of Common Stock issued in connection with the Issuer's underwritten registered direct offering, which closed on November 17, 2025.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- EW HEALTHCARE PARTNERS FUND 2, L.P.: /s/ Martin P. Sutter, Martin P. Sutter, Manager (11/17/2025)
- EW HEALTHCARE PARTNERS FUND 2-A, L.P.: /s/ Martin P. Sutter, Martin P. Sutter, Manager (11/17/2025)
- EW Healthcare Partners Fund 2 GP, L.P.: /s/ Martin P. Sutter, Martin P. Sutter, Manager (11/17/2025)
- EW Healthcare Partners Fund 2-UGP, LLC: /s/ Martin P. Sutter, Martin P. Sutter, Manager (11/17/2025)